UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of information presented by Sociedad Química y Minera de
Chile S.A. to the Chilean Securities and Insurance Commission (Superintendencia de
Valores y Seguros de Chile) on June 19, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                     No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, June 19, 2013 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that on June 19, 2013, it presented the following INFORMATION IN REGARD TO THE IMPLEMENTATION OF CORPORATE GOVERNANCE PRACTICES as required by regulation number 341 of the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile).

The entities must indicate their decision with an “X” in regard to the implementation of each practice, on the following basis:

YES) The company is implementing the practice: The company has designed procedures, systems, policies, or conditions that cover the majority of the elements described in the practice under question, and these have been implemented in a significant degree.

NO) The company has not implemented the practice or it is still on the way to being implemented: The company has not implemented the practice, it has a practice different than the one indicated or it is in the process of implementing it, but its design or implementation does not meet the conditions required by the above definition.

Likewise, in the case of affirmative answers , the way in which the practice has been implemented must be explained in a clear and summarized manner, and, in the case of negative answers , the reasons for which it has not been implemented or the current state of progress of the matter and the practice that is being implemented, if applicable .

Practice	Implementation
	YES	NO
1. Regarding the operation of the Board of Directors
A. Regarding the adequate and timely information from the Board of Directors about the businesses and risks of the company, as well as its main policies, controls, and procedures.
a) The Board of Directors has a procedure/mechanism for training each new director, through which the latter can get informed about the company, its businesses, risks, policies, procedures, principal accounting criteria, and the most relevant legal framework in force and applicable to the company and to the Board of Directors.	☒

Explanation:

Section 6 of SQM S.A.’s Corporate Governance Policy -or the Company- (CGP) states that all new members of the Board will receive an orientation to the Company upon joining the Board regarding the Company, its business, risks, policies, procedures, principal accounting criteria, and the legal framework applicable to the Company and its Directors. The orientation program will include a combination of written materials, one-on-one meetings with CEO, COO and CFO, site visits and other briefings and training as appropriate. New members will also receive briefings on the legal, regulatory, and other duties and requirements of a Board member of a company listed on both the Santiago Stock Exchange and the NYSE.

Practice	Implementation
	YES	NO
b) The Board of Directors has a policy for hiring consultants specializing in accounting, financial, and legal matters which, among other aspects includes the assignation of a special and sufficient budget for these purposes. This policy is also reviewed annually depending on the needs foreseen for it.	☒

Explanation:

Section 3 of the CGP provides that Each year, the shareholders will grant the Director’s Committee an adequate budget especially assigned for hiring experts in accounting, financial and legal matters to exclusively advise the referred Committee. The Board of Directors, in turn, can permanently hire advisors that it deems pertinent for the corresponding matters every time it so requires and the expenses related to the latter should appear in the Company’s Annual Report.

Practice	Implementation
	YES	NO

c)   The Board of Directors meets , at least quarterly, with the external auditing firm in charge of the auditing of the financial statement in order to analyze:

I.            The auditing program or annual plan.

II.           Possible differences detected in the auditing in regard to accounting practices, administrative systems, and internal auditing.

III.          Possible serious deficiencies that may have been detected and those irregular situations which due to their nature must be informed to the competent regulatory agencies.

IV.          The results of the annual auditing program.

V.           The possible conflicts of interest that could exist in regard to the auditing company or its personnel, due to the provision of other services to the company or to the companies of the corporate group, and due to other situations.

In addition, the matters that are studied in Board of Director meetings without the presence of managers or principal executives must be explained.

☒

Explanation:

➢   Section 1.b. of the CGP provides that the Board meet at least semi-annually, with the external auditing firm in charge of the auditing of the financial statements in order to analyze:

a.    The auditing program or annual plan.

b.    Possible differences detected in the auditing in regard to accounting practices, administrative systems, and internal auditing.

c.    Possible serious deficiencies that may have been detected and those irregular situations which due to their nature must be informed to the competent regulatory agencies.

d.    The results of the annual auditing program.

e.    The possible conflicts of interest that could exist in regard to the auditing company or its personnel, due to the provision of other services to the company or to the companies of the corporate group, and due to other situations.

In addition, these matters are studied in Board of Director meetings without the presence of managers or principal executives must be explained.

Practice	Implementation
	Yes	No
B. Regarding the correct operation of the Board of Directors and its continuity in the absence of one or more of its members.
a) The Board of Directors has an established procedure for detecting or implementing possible improvements in the operation of the Board as a group and this process is realized at least once a year by a person or entity external to the company.	☒

Explanation:

Section 6 of the CGP provides that Each year, the Members of the Board should evaluate their own processes and performance through an Annual Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement. The respective process shall be conducted with the assistance of an outsider to the Company.

Practice	Implementation
	YES	NO

b)   The Board of Directors has established a policy through which it proposes to the directors the minimum monthly amount of time, which, in its opinion, is desirable for each director to exclusively dedicate to the fulfillment of said role in the company, with attention to its particular characteristics.

In addition, it should be indicated if this policy is at the disposal of its shareholders and the public in general.

☒

Explanation:

Section 2 of the CGP provides that:

1) The Company expects that the members of the Board and of the various committees attend the meetings fully prepared and to remain in attendance for the duration of the meeting. The agenda for each Board meeting shall be established by Company management and the Board Chair, taking into account suggestions from other members of the management team and Board members. Meeting materials and information shall be distributed in advance of each meeting.

2) The Director who does not attend 3 consecutive meetings due to reasons not considered reasonable by the Board, will as a matter of fact stop performing his functions, and must be replaced without delay and formalities.

3) The Company expects that the Board members based outside Chile are expected to visit the country at least annually to attend Board meetings and other meetings with management. Notwithstanding the foregoing, the Company also expects that such Directors participate, through video conference or conference call, in the majority of the Meetings in which they may not be present in person.

Practice	Implementation
	YES	NO
c) The Board of Directors has a procedure/mechanism to maintain adequate documentation of the fundamentals, issues, and other Corporate information that they have considered or are considering for the implementation of the Board’s diverse agreements, in order to prevent that the normal and timely decision –making process be affected as the consequence of a substitution, incapacity, absence, or resignation of one or more of its members.	☒

Explanation:

Section 3 of the CGP emphasizes that there is a system in place to maintain adequate documentation of the key topics considered for the implementation of the Board’s diverse agreements, in order to prevent that the normal and timely decision – making process be affected as the consequence of a substitution, incapacity, absence, or resignation of one or more of its members. This information will be saved for two years.

Practice	Implementation
	YES	NO
C. Board of Directors treatment of potential conflicts of interest that may arise in the exercise of the position as Director

a)   The Board of Directors is guided by a Code of Conduct, which at least: i) identifies the main situations that make up a conflict of interest; and ii) describe the procedure that a director must follow to declare and resolve a conflict of interest. Said Code of Conduct at least refers to situations which, in spite of not being specifically contained in the law, if poorly resolved, could end up affecting the corporate interest.

In addition, it must be indicated whether or not this Code of Conduct is available to the shareholders and the public in general.

☒

Explanation:

Section 1 and Appendix 1 of the CGP confirm the existence of the Code of Conduct. The latter ensures, among other things, that the Company has an established procedure known by everyone who works for the Company, which is especially designed to identify possible frauds, irregularities, or unlawful events, and which provides guarantees in regard to confidentiality of the identity of the identifying person through the Code of Business Conduct for Members of the Board of Directors and Company Employees and through the whistleblower form which is available on the Company’s website.

The Code of Conduct and the various policies related to it mention, among other things, that SQM S.A.’s Directors, executives, and employees must avoid actual or apparent conflicts between their personal interests and the interests of the Company. The Law also precisely regulates the conflicts of interest that Directors may face and how to solve them. The aforementioned Code and Policies also refer to SQM S.A.’s executives and employees, and, for illustrative purposes, the fact that they may not, directly or indirectly, work for –or be consultants for- competitors, contractors, suppliers, or customers of SQM S.A. and that they cannot compete with the Company, directly or indirectly. The Policies state that any investment by SQM S.A.’s executives or employees in competing companies, contractors, suppliers, or customers of SQM S.A. must be reported to the Company’s Ethics Committee for its evaluation and subsequent solution of any possible conflict of interest. The executives and employees of SQM S.A. should also inform their direct superiors and the Company’s Human Resource Management Department about any relatives who work for -or who are advisors for- the competitors, contractors, suppliers, or customers of SQM S.A.

Practice	Implementation
	YES	NO
D. Other practices implemented by the company, regarding the matters in this number (no more than 5)	☒

•    The Company has a Audit and Financial Risk Committee (the “AFRC”), for the purposes of the regulations of the New York Stock Exchange, USA - and a Safety, Health, and Environment Committee. The Directors Committee, in addition to its legal functions, maintains policies and controls for the assessment and definition of the degree of exposure to financial risks that SQM S.A. may face.-

•    Section 1.a. of the CGP indicates that the AFRC shall meet at least semi-annually with the Company’s Head of Internal Audit.

•    The Company, as an issuer of securities in the U.S.A. market, must also meet the independence standards for Directors regulated by the New York Stock Exchange, USA.-

•    Section 2 of the CGP indicates that the agenda or table for each Board of Directors Meeting, for the AFRC Meeting, and the Safety, Health and Environment Committee Meeting, and the information associated with them, should be sent to the Directors with due notice.

•    The Company publishes the "Board of Directors Annual Summary" on its website.

2. Regarding the relationship between the company, the shareholders, and the public in general

A. Regarding the information required by shareholders and investors for adequate decision-making and the mechanisms that facilitate the participation of shareholders in the Shareholder Meetings.
Practice	Implementation
	YES	NO

a)    For the purpose of nominating and electing directors, the Board has a policy and procedure for the CEO to prepare and make available to shareholders, at least two days ahead of the meeting, a document that contains the professional experience and profile of the candidates for Director, who, until that time, have provided said information to the company.

☒

Explanation:

Section 5 of the CGP indicates that In the event of Board elections, the Company will make available to shareholders, at least two days ahead of the meeting, a document that contains the professional experience and profile of the candidates for Director, who has provided said information to the company.

Practice	Implementation
	YES	NO
b) The company has a mechanism that allows remote voting and participation in real time of the shareholders in the Shareholder meetings.		☒
Explanation: The Company has not implemented said mechanism.
Practice	Implementation
	YES	NO

c)   The company has electronic mechanisms that allow divulging to the market in a timely manner, during the shareholder meeting, the agreements made as well as other relevant event that take place during the meeting.

☒

Explanation:

The Company has not implemented these mechanisms. Notwithstanding the foregoing, the Company, as standard practice, reports on the same day of the Shareholder Meeting, and by electronic means, to the Authorities, Shareholders, Investors, and the general public about the most important matters which were discussed at such meeting.

Practice	Implementation
	YES	NO
d) The company has a person, unit, or system which main objective is to respond, in a timely manner, to the reasonable concerns manifested by domestic and foreign shareholders and investors, regarding the entity’s publically known situation, operation, and business. This should also indicate where they can obtain the information which, by law, must be provided to shareholders and to the public in general.	☒

Explanation:

Section 8 of the CGP indicates that the Company maintains a dialogue with institutional shareholders and sell-side analysts as well as potential shareholders. This communication is managed by the Investor Relations team, and includes a formal program of presentations to update institutional shareholders and analysts on developments in the Company following the announcement of the quarterly results. The Company also issues quarterly financial results. Copies of these results, presentations and other press releases issued by the Company are available on its website.

Generally, two days after quarterly financial results are provided, the Company makes a conference call with investors, and the general public. The Company publishes the information needed to join the conference call in its website, and after it takes place, it also adds the recording of the call in the website.

The Board will analyze and assess the adequacy, timeliness, and relevance of the annual reports filed in both Chile and the United States, with the goal of permanently improving the information that the company provides to the public. Furthermore, the Board will approve the release of all essential facts that are filed by the company. All other press releases filed by the Company shall be reviewed by the Disclosure Committee, which consists of key members of the executive management team.

The Company has also published an "Annual Sustainability Report" for about ten years for the purpose of communicating their performance on social, environmental, and economic aspects. Beginning in 2009, this "Report" is further governed by international Global Reporting Institute. This is an essential tool so that the Company can permanently demonstrate its commitment to the sustainable development of its operations.

The Board receives regular summaries and feedback in respect of the meetings held as part of the investor relations program as well as receiving analysts’ reports on the Company.

The Company holds regular non-deal meetings with institutional investors and sell-side analysts throughout the year which include international investor non-deal roadshow programs, presenting at industry conferences, hosting sell-side analyst events, and conducting individual investor meetings. These shall be attended by various members of the Executive management team.

The Company has a website by means of which the shareholder may access all available public information regarding the Company. The Company ensures that it will provide to shareholders and the general public the information required by law in regard to economic, legal, and financial situations, in line with the rights and duties inherent to the position as shareholder, in both Spanish and English.

Practice	Implementation
	YES	NO
e) The Board of Directors has a formal procedure for analyzing and assessing the adequacy, timeliness, and relevance of the diverse revelations that the entity makes to the market, for the purpose of permanently improving the information that the company provides to the public in general.	☒

Explanation:

Section 1 of the CGP indicates that the Board of Directors will analyze and assess the adequacy, timeliness, and relevance of the annual reports filed in both Chile and the United States, with the goal of permanently improving the information that the company provides to the public. Section 8 points out that all press releases issued by SQM S.A. are reviewed by the Disclosure Committee.

Practice	Implementation
	YES	NO
a) The company has an updated website through which the shareholders can easily and simply access all public information.	☒

Explanation:

Section 8 of the CGP indicates that the Company has a website by means of which the shareholder may access all available public information regarding the Company. The Company ensures that it will provide to shareholders and the general public the information required by law in regard to economic, legal, and financial situations, in line with the rights and duties inherent to the position as shareholder, in both Spanish and English.

Practice	Implementation
	YES	NO
B. Other practices implemented by the company, referring to the matters in this number (no more than 5)	☒

Explanation:

The Company has numerous Policies, Standards, Practices, Codes, and other regulations that it communicates, among other means, through its website -www.sqm.com- and both in Spanish and in English.

The Company issues securities to the public in the United States of America, and pursuant to this, it is also subject to the regulations imposed by the Securities and Exchange Commission and the New York Stock Exchange. Within this context, SQM S.A. publishes and presents the "20-F Report" annually to the above entities, which includes updated information on the Company operations and other relevant information. This report is also available on SQM S.A.’s website.-

3. Regarding the substitution and compensation of principal executives
A. Regarding the succession procedures and the compensation policies and plans for the principal executives.
Practice	Implementation
	YES	NO
a) The Board of Directors has a procedure to facilitate the adequate operation of the company in case of the substitution or loss of the CEO or principal executives. This procedure includes selection policies and mechanisms of potential substitutes and the suitable transfer of functions and information from the CEO or principal executive to the substitutes or to the Board of Directors.	☒

Explanation:

The Company continually identifies succession options that can be occupied for most executive positions. Additionally, SQM S.A. has the practice of promoting people of high potential and with proven experience within its own internal organization. There is a base of trained executives to replace key executives and this has occurred consistently over the years. Notwithstanding the foregoing, the Board of Directors, at the relevant times, can always identify external talent and incorporate them into SQM S.A.’s administration.-

Practice	Implementation
	YES	NO

a)    The Board of Directors has established formal guidelines and procedures intending to prevent the compensation policies for CEOs and principal executives, from generating incentives for said executives to expose the company to risks that are not in accordance with the polices defined on the matter or to the commission of possible illegal acts.

☒

Explanation:

The Board of Directors has established compensation policies for its executives based on individual and collective goals and consistent with the Company’s long-term performance. Additionally, SQM S.A. has an Internal Audit Department which ensures consistency and compliance with corporate policies and practices.

In addition, the Company regularly creates specific and transversal "business committees", to report on the strategies being implemented in each area and thereby providing a greater knowledge of the decisions and activities of each Department or Management Area.

Finally, every employee and contractor of SQM S.A. must sign the relevant contracts in which they specifically state, that in the exercise of their functions they will not commit offenses provided in Law N° 20,393 that "Establishes Criminal Responsibility of Legal Persons for Crimes of Money Laundering, Financing of Terrorism, and Crimes of Bribery".

Practice	Implementation
	YES	NO
B. Other practices implemented by the company, referring to the matters in this number (no more than 5)	☒

The Audit and Financial Risk Committee annually reviews and approves the compensation and benefit plans of the Company’s top 10 Executive Officers. These plans seek to align the objectives of the Shareholders with the goals of the Administration.

4. Regarding the definition, implementation, and supervision of internal control and risk management policies and procedures in the company.
A. Regarding the adequate administration of the risks inherent to the businesses realized by the entity and the implementation of corresponding measures so that the risks, finally assumed by the latter, are part of the policies defined for this purpose.
Practice	Implementation
	YES	NO

a)   The company has formal policies and procedures for the management of its risks, and the respective personnel, independent from the contractual bond that binds them to the company, is duly informed and trained in regard to said matters. Furthermore, said policies and procedures are reviewed periodically and updated, if applicable.

☒

Explanation:

The Company has made progress and continues to make progress in its financial policies regarding risk control, and, among others, has established procedures to calculate and hire derivatives and financial investments, prevent possible fraud, generate insurance policies and security policies for the people and implement procedures to reduce the generation of errors in the publication of its Financial Statements in accordance with national legislation and United States of America legislation, where the company is also present in the respective capital markets. The Company, in any case, cannot ensure that it maintains procedures or policies that cover all the risks to which it is exposed.

Likewise, every employee and contractor of SQM S.A. must sign the relevant contracts in which they specifically state, that in the exercise of their functions they will not commit offenses provided in Law N° 20,393 that "Establishes Criminal Responsibility of Legal Persons for Crimes of Money Laundering, Financing of Terrorism, and Crimes of Bribery".

Finally, the Company is continuously providing its employees with copies of its Code of Business Conduct, Code of Ethics, Policy on Prevention and Resolution of Conflicts of Interest, and Rules on Ethics and Compliance Conduct, among others, which are public, and which appear on SQM S.A.’s website, and organizes lectures and seminars to explain the latter and motivate compliance with its provisions.

Practice	Implementation
	YES	NO
b) The Board of Directors has a Committee or unit which reports directly to it, dedicated to ensure that the aforementioned policies and procedures are complied with, and, therefore, the exposure to risks effectively assumed, is in accordance with that defined for said policies.	☒
Explanation: The Audit and Financial Risk Committee and the Safety, Health and Environment Committee perform such controls and report about them to the Board of Directors.
Practice	Implementation
	YES	NO

c)   The Company has an established procedure known by all personnel, whatever their contractual bond with the company may be, especially designed to denounce possible irregularities or illegal acts, which provides guarantees in regard to the confidentiality of the denouncer’s identity.

☒

Explanation:

Section 1.b. of the CGP ensures Ensures that the Company has an established procedure known by everyone who works for the Company, which is especially designed to identify possible frauds, irregularities, or unlawful events, and which provides guarantees in regard to confidentiality of the identity of the identifying person through the Code of Business Conduct for Members of the Board of Directors and Company Employees and through the whistleblower form which is available on the Company’s website.

Practice	Implementation
	YES	NO
d. The Board of Directors has implemented a Code of Ethical Conduct, which defines the principles that guide the actions of all personnel, independent of their contractual bond with the company, and has adequate procedures for training its personnel in regard to said principles.	☒

Explanation:

Section 1.a. of the CGP confirms the existence and promulgation of the Code of Conduct for the Board of Directors and Company employees and which, which, i) describes the expected behavior of Company Directors and employees, ii) describes what is understood as conflict of interest, iii) defines the main situations that constitute conflict of interest, and describes the procedure that a Director must follow to declare and resolve a possible conflict of interest

B. Other practices implemented by the company, referring to matters in this number (no more than 5)

•    Report annually and through the "20-F Report" to the Authorities, Investors, Shareholders and the general public about the risks facing the Company.

•    Provide the Internal Audit Department with the necessary tools to ensure consistency and compliance with Corporate Policies and Practices.

Practice	Implementation
	YES	NO
5. Other practices implemented by the company, which do not refer to aforementioned matters (no more than 5)	☒

•    The members of the Board of Directors have open and continuous access to the Company’s Administration.

•    The main objective of the constitution of the Company's Safety, Health, and Environment Committee is to assist the Board of Directors in the process of reviewing and recommending policies related to these issues. The Board of Directors also, and at least once a year, through said Committee, reviews the reports related to compliance with safety, health, environment policies and existing working conditions, with the applicable regulatory requirements, and with the management of emergency response procedures associated with the above.

•    SQM S.A. currently has the "coverage" of analysts from more than 10 prestigious national and international Banks which provide additional information to the market regarding the businesses, projections, and risks of SQM S.A.-

•    The Company publishes the Annual Report Card on its website. This summary provides an overview of each member of the Board in conjunction with their attendance to Board of Directors Meetings and the corresponding Committee Meetings and principal activities developed during the year and the compensation received for the latter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: June 19, 2013.